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                           Morgan, Lewis & Bockius LLP
                                 101 Park Avenue
                               New York, NY 10178

Stephen P. Farrell
212-309-6050
sfarrell@morganlewis.com

October 17, 2006

VIA EDGAR
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Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Jefferies Group, Inc. (File No. 1-14947)
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Ladies and Gentlemen:

On behalf of our client, Jefferies Group, Inc., we are hereby filing via EDGAR its responses to the October 4, 2006 letter of the staff of the Securities and Exchange Commission addressed to Jefferies Group, Inc. in respect of its Annual Report on Form 10-K for the year ended December 31, 2005. If you have any questions or comments regarding this matter, please contact the undersigned at
(212) 309-6050.

Very truly yours,

/s/  Stephen P. Farrell

Stephen P. Farrell, Esq.

cc:      Jefferies Group, Inc.

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Jefferies Group, Inc.

The following are the responses of Jefferies Group, Inc. to the October 4, 2006 letter of the staff. The following numbered paragraphs set forth the staff's comments in italics and the Company's responses in normal type.

Form 10-K for the Fiscal Year Ended December 31, 2005
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Consolidated Financial Statements
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Consolidated Statements of Cash Flows, page 44
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1. We have reviewed your response to comment three of our letter dated June
21,2006. As these payments represent an additional element of cost of the acquired entities, please tell us your basis for classifying these payments within operating activities. Refer to paragraph 28 of SFAS 141 and paragraph 17 of SFAS 95.

In accordance with paragraph 28 of SFAS 141, when the contingency is resolved and additional consideration is distributable, the Company records the fair value of the consideration issued or issuable as an additional cost of the acquired entity. We believe that payments made later than "soon" after the date of the consummation of the business combination to settle contingent consideration paid to the former shareholders of an acquired enterprise should be classified as cash outflows from operating activities in the Consolidated Statements of Cash Flows.

Paragraph 17(c) of SFAS 95 describes payments "at the time of purchase or soon before or after purchase to acquire property, plant, and equipment and other productive assets" as a cash outflow for investing activities. We have interpreted the term "soon" in this context to be a period within one-year from the date of the consummation of the business combination. Paragraph 17(c) suggests that only the initial purchase price or other amounts paid at the time of the consummation of a business combination be recorded as investing cash outflows. As our acquisitions generally contain five-year contingencies for additional consideration, we believe that contingent consideration, which is only paid if the acquired business produces the required level of operating revenue, be viewed as cash flows from operating activities after the date of the consummation of the business combination. Specifically, the original purchase price attributable to each business combination produces certain cash out flows from investing but the contingent cash out flows are paid from operating results of the acquired entity and, we submit, are properly classified that way for the Consolidated Statements of Cash Flows.

In summary, this characterization provides the best disclosure of which activities are producing the related cash flows.

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2. Please quantify for us cash payments for contingent consideration made during the six months ended June 30, 2006.

The cash payments for contingent consideration made during the six months ended June 30, 2006 were $19.9 million or 4.7% of net cash used in operating activities for the six months ended June 30, 2006.

Jefferies Group, Inc. acknowledges that:

     o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

     o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

     o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.